UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2017

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Willemstraat 5
4811 AH, Breda, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

First Half-Year 2017 Results

On August 24, 2017, the Company announced its unaudited first half-year results for 2017, which are further described in an Unaudited Interim Report for the Six Months Ended June 30, 2017.

EXHIBITS

Exhibit	Description

99.1	Press Release dated August 24, 2017

99.2	Unaudited Interim Report for the Six Months Ended June 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: August 24, 2017	By:	/s/ Tim Van Hauwermeiren
Tim Van Hauwermeiren

Chief Executive Officer